WCB HOLDING CORP.



                                October 19, 2001


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

                  Re:      Rule 477 Application for Withdrawal
                           WCB Holding Corp. - Form S-4 (File No. 333-44522)

Ladies and Gentlemen:

          Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended, WCB Holding Corp. ("WCB") hereby applies for immediate withdrawal of the above-referenced registration statement on Form S-4 (File No. 333- 44522) (the "Registration Statement"). The Registration Statement was originally filed on August 25, 2000 (and amended on October 13, 2000 and November 3, 2000) and was declared effective on November 8, 2000.

          WCB is withdrawing the Registration Statement because its two shareholders, Entergy Corporation ("Entergy") and the FPL Group, Inc. ("FPL"), have terminated the merger agreement pursuant to which Entergy and FPL were to engage in a merger transaction in which they had created WCB to hold their busi nesses following the merger. WCB confirms that none of its securities have been or will be issued or sold under the Registration Statement.

          If you have any questions or comments or require further information of documentation, please do not hesitate to call the undersigned at (561) 694-4644 or Marie Gibson, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to Entergy, at (212) 735-3207 or Jason M. Hill, Esq. of Cravath Swaine & Moore, legal counsel to FPL at (212) 474-1320.



                                        Sincerely,


                                                 /s/ Dennis P. Coyle
                                        ----------------------------------------
                                        Name:  Dennis P. Coyle
                                        Title: Vice President and Secretary